SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|         Form 20-F         |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes                  |X|      No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 6, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ELBIT SYSTEMS LTD.

                                            (Registrant)


                                            By: /s/ Ilan Pacholder
                                                --------------------------------
                                            Name:  Ilan Pacholder
                                            Title: Corporate Secretary

Dated:  January 7, 2005


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                                  EXHIBIT INDEX

    Exhibit No.            Description
    -----------            -----------

    1.                     Press Release dated January 6, 2005.

                                    EXHIBIT 1

            AUDIT COMMITTEE AND BOARD OF DIRECTORS OF ELBIT SYSTEMS
               APPROVED THE AGREEMENTSSIGNED WITH KOOR INDUSTRIES
                  REGARDING THE PURCHASE OF SHARES IN TADIRAN
                                 COMMUNICATIONS

Haifa, Israel, January 6, 2005 - Elbit Systems Ltd. (Nasdaq: ESLT), ("Elbit Systems") announced, further to its announcement of December 27, 2004 regarding the transaction with Koor Industries Ltd. ("Koor") (NYSE: KOR) relating to Elbit Systems' purchase of Koor's shares in Tadiran Communications Ltd. ("Tadiran") (TASE: TDCM), that yesterday the Elbit Systems' Audit Committee and Board of Directors approved the agreements relating to the transaction. The members of the Audit Committee and Board of Directors participating in the discussions and approval of the transaction consisted only of directors who have no personal interest in the transaction.


Based upon this approval and a similar approval provided yesterday by the Board of Directors of Koor, the parties are proceeding in obtaining the remaining required approvals for the transaction.


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About Elbit Systems


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more about Elbit Systems, please visit our website at www.elbitsystems.com
Contacts:


Company contact                                  IR Contacts

Ilan Pacholder, Corporate Secretary              Ehud Helft/Kenny Green
  and VP Finance & Capital Markets
Elbit Systems Ltd.                               GK International
Tel:  972-4  831-6632                            Tel: 1-866-704-6710
Fax: 972-4  831- 6659                            Fax: 972-3-607-4711
pacholder@elbit.co.il                            ehud@gk-biz.com
                                                 kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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